SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 1Q18 results

São Paulo, May 10, 2018 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (B3: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its 1Q18 results. The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2017.

SBSP3: R$ 30.73/share SBS: US$ 8.58 (ADR=1 share) Total shares: 683,509,869 Market value: R$ 20.04 billion Closing quote: 05/10/2018

1.    Financial highlights

R$ million
		1Q18	1Q17	Chg. (R$)%
	Gross operating revenue ¹	3,280.8	3,029.3	251.5	8.3
	Construction revenue	647.2	722.9	(75.7)	(10.5)
	COFINS and PASEP and TRCF taxes ²	(228.4)	(193.4)	(35.0)	18.1
(=)	Net operating revenue	3,699.6	3,558.8	140.8	4.0
	Costs and expenses	(1,998.7)	(1,832.0)	(166.7)	9.1
	Construction costs	(632.7)	(707.2)	74.5	(10.5)
	Equity result	2.8	1.8	1.0	55.6
	Other operating revenue (expenses), net	11.5	10.6	0.9	8.5
(=)	Earnings before financial result, income tax and social contribution	1,082.5	1,032.0	50.5	4.9
	Financial result	(193.9)	3.8	(197.7)	(5,202.6)
(=)	Earnings before income tax and social contribution	888.6	1,035.8	(147.2)	(14.2)
	Income tax and social contribution	(308.2)	(361.4)	53.2	(14.7)
(=)	Net income	580.4	674.4	(94.0)	(13.9)
	Earnings per share* (R$)	0.85	0.99
¹ Includes Revenue from Regulatory, Control and Inspection Fee (TRCF - Taxa de Regulação, Controle e Fiscalização), in the amount of R$ 15.5 million.
² Includes TRCF transfers in the amount of R$ 13.5 million.
* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

R$ million
		1Q18	1Q17	Chg. (R$)%
	Net income	580.4	674.4	(94.0)	(13.9)
	Income tax and social contribution	308.2	361.4	(53.2)	(14.7)
	Financial result	193.9	(3.8)	197.7	(5,202.6)
	Other operating revenues (expenses), net	(11.5)	(10.6)	(0.9)	8.5
(=)	Adjusted EBIT*	1,071.0	1,021.4	49.6	4.9
	Depreciation and amortization	328.0	332.0	(4.0)	(1.2)
(=)	Adjusted EBITDA **	1,399.0	1,353.4	45.6	3.4
	(%) Adjusted EBITDA margin	37.8	38.0
* ADJUSTED EBIT is net income before: (i) other operating revenues / expenses, net; (ii) financial result; and (iii) income tax and social contribution.
** Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues / expenses, net.

* Adjusted EBIT is net income before: (i) other operating revenues / expenses, net; (ii) financial result; and (iii) income tax and social contribution.

** Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues / expenses, net.

In 1Q18, net operating revenue, which considers construction revenue, totaled R$ 3,699.6 million, a growth of 4% over the same period of last year.

Costs and expenses, which include construction costs, totaled R$ 2,631.4 million, 3.6% up on 1Q17.

Adjusted EBIT, in the amount of R$ 1,071.0 million, increased 4.9% when compared to the R$ 1,021.4 million reported in 1Q17.

Adjusted EBITDA, in the amount of R$ 1,399.0 million, increased 3.4% when compared to the R$ 1,353.4 million reported in 1Q17 (R$ 5,314.8 million in the last 12 months).

Adjusted EBITDA margin in 1Q18 was 37.8%, against 38.0% in 1Q17 (36.0% in the last 12 months).

Excluding the effects of revenue and construction costs, adjusted EBITDA margin resulted in 45.4% in 1Q18 (47.2% in 1Q17 and 44.9% in the last 12 months).

In 1Q18 the company recorded a net income of R$ 580.4 million, compared to a net income of R$ 674.4   million in 1Q17

2.   Gross operating revenue

The gross operating revenue related to the sanitation services, in the amount of R$ 3,280.8 million, which does not consider construction revenue, increased by R$ 251.5 million or 8.3%, when compared to R$ 3,029.3 million in 1Q17.

The main factors that led to this increase were:

•         Tariff repositioning index of 7.9% since November 2017; and

•         2.1% increase in total billed volume, 2.1% in water and 2.0% in sewage.

The increase caused by the above-mentioned facts was offset by the recognition of higher estimated losses on wholesale revenue in 1Q18, in the amount of R$ 36.1 million, due to lower payment received in the period, mainly from the municipality of Guarulhos.

3. Construction revenue

Construction revenue decreased by R$ 75.7 million or 10.5%, when compared to the previous year. The variation is mainly due to the lower investments in the municipalities served by the Company.

4. Billed volume

The tables below show the water and sewage billed volume in quarterly terms, per customer category and region.

WATER AND SEWAGE BILLED VOLUME(1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	1Q18	1Q17%		1Q18	1Q17%		1Q18	1Q17%
Residential	406.8	398.9	2.0	346.5	338.1	2.5	753.3	737.0	2.2
Commercial	42.0	41.5	1.2	40.0	39.5	1.3	82.0	81.0	1.2
Industrial	7.8	7.8	-	9.7	9.3	4.3	17.5	17.1	2.3
Public	9.7	9.9	(2.0)	8.7	8.7	-	18.4	18.6	(1.1)
Total retail	466.3	458.1	1.8	404.9	395.6	2.4	871.2	853.7	2.0
Wholesale (3)	64.7	61.9	4.5	7.7	9.0	(14.4)	72.4	70.9	2.1
Total	531.0	520.0	2.1	412.6	404.6	2.0	943.6	924.6	2.1

WATER AND SEWAGE BILLED VOLUME(1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	1Q18	1Q17%		1Q18	1Q17%		1Q18	1Q17%
Metropolitan	299.7	292.9	2.3	260.7	254.0	2.6	560.4	546.9	2.5
Regional (2)	166.6	165.2	0.8	144.2	141.6	1.8	310.8	306.8	1.3
Total retail	466.3	458.1	1.8	404.9	395.6	2.4	871.2	853.7	2.0
Wholesale (3)	64.7	61.9	4.5	7.7	9.0	(14.4)	72.4	70.9	2.1
Total	531.0	520.0	2.1	412.6	404.6	2.0	943.6	924.6	2.1

(1) Unaudited
(2) Including coastal and interior region
(3) Reused water volume and non-domestic sewage are included in

5. Costs, administrative & selling expenses and construction costs

Costs, administrative and selling expenses and construction costs increased by R$ 92.2 million in 1Q18 (3.6%). Excluding construction costs, there was an increase of R$ 166.7 million (9.1%).

As a percentage of net revenue, costs, administrative and selling expenses and construction costs represented 71.1% in 1Q18, against 71.3% in 1Q17.

R$ million
	1Q18	1Q17	Chg. (R$)%
Salaries and payroll charges and Pension plan obligations	630.0	588.4	41.6	7.1
General supplies	55.0	36.0	19.0	52.8
Treatment supplies	75.9	71.3	4.6	6.5
Services	377.1	282.8	94.3	33.3
Electricity	221.9	199.7	22.2	11.1
General expenses	246.2	209.9	36.3	17.3
Tax expenses	16.0	25.8	(9.8)	(38.0)
Sub-total	1,622.1	1,413.9	208.2	14.7
Depreciation and amortization	328.0	332.0	(4.0)	(1.2)
Allowance for doubtful accounts	48.6	86.1	(37.5)	(43.6)
Sub-total	376.6	418.1	(41.5)	(9.9)
Costs, administrative and selling expenses	1,998.7	1,832.0	166.7	9.1
Construction costs	632.7	707.2	(74.5)	(10.5)
Costs, adm & selling expenses and construction costs	2,631.4	2,539.2	92.2	3.6
% of net revenue	71.1	71.3

5.1. Salaries and payroll charges and Pension plan obligations

In 1Q18, there was an increase of R$ 41.6 million or 7.1%, chiefly due to the following factors:

•         Increase of R$ 22.2 million, mainly due to the salary increase of 3.71%, in May 2017 and the application of 1.7% referring to the Carrier and Salary Plan, in February 2018;

•         Increase of R$ 7.4 million in provision referring to TAC (Conduct Adjustment Term) of retirees;

•         Increase of R$ 5.7 million in overtime expenses; and

•         Increase of R$ 4.7 million in health care.

5.2. General Supplies

Increase of R$ 19.0 million or 52.8%, due to the following factors:

•         Increase of R$ 8.1 million, resulting from the greater application of materials for maintenance in networks and connections of water and sewage; and

•         Greater application of materials for conservation of properties, furniture and equipment, in the amount of R$ 6.7 million.

5.3 Services

Growth of R$ 94.3 million or 33.3%, due to the following factors:

•        Higher estimate of expenses, in the amount of R$ 47.5 million, due to an increase in several services contracted in 1Q18, mainly in water and sewage connections and network maintenance;

•         Increase of R$ 15.8 million in advertising campaigns; and

•         Increase in expenses with credit recovery, in the amount of R$ 7.3 million.

5.4. Electricity

Electricity expenses totaled R$ 221.9 million in 1Q18, an increase of R$ 22.2 million or 11.1% compared to R$ 199.7 million in 1Q17. This variation was mainly due to:

•         Average increase of 0.8% in the free market tariffs (ACL - Ambiente de Contratação Livre), with an increase of 13.4% in consumption;

•         Average reduction of 9.9% in the grid market tariff (TUSD - Tarifas de Uso do Sistema de Distribuição), with a 12.3% increase in consumption; and

•         Average increase of 1.7% in the regulated market tariffs (ACR - Ambiente de Contratação Regulada), with a decrease of 6.9% in consumption.

In 1Q18, the ACL accounted for 36.2% of the total electricity consumed by the Company, TUSD accounted for 35.9% and ACR represented 27.9% of that amount.

5.5. General expenses

Increase of R$ 36.3 million or 17.3%, totaling R$ 246.2 million in 1Q18, against R$ 209.9 million in 1Q17, due to the following factors:

•         Higher provision for transfer to the Municipal Fund of Environmental Sanitation and Infrastructure, in the amount of R$ 17.2 million, due to the increase in revenue obtained with the municipality of São Paulo;

•         Increase in expenses related to water use, in the amount of R$ 4.9 million; and

•         Greater provisioning for lawsuits in 1Q18, in the amount of R$ 4.1 million.

5.6. Allowance for doubtful accounts

Decrease of R$ 37.5 million, mainly due to higher recovery of unpaid amounts in 1Q18.

6. Financial result

R$ million
	1Q18	1Q17	Chg. R$	%
Financial expenses, net of income	(67.2)	(68.9)	1.7	(2.5)
Net monetary and exchange variation	(126.7)	72.7	(199.4)	(274.3)
Financial result	(193.9)	3.8	(197.7)	(5,202.6)

6.1. Financial expenses, net of income

R$ million
	1Q18	1Q17	Chg. R$	%
Financial expenses
Interest and charges on international loans and financing	(78.2)	(64.8)	(13.4)	20.7
Interest and charges on domestic loans and financing	(36.6)	(22.2)	(14.4)	64.9
Other financial expenses	(14.9)	(42.1)	27.2	(64.6)
Total financial expenses	(129.7)	(129.1)	(0.6)	0.5
Financial income	62.5	60.2	2.3	3.8
Financial expenses net of income	(67.2)	(68.9)	1.7	(2.5)

Decrease of R$ 1.7 million, mainly due to the following factors:

•         Increase of R$ 13.4 million in interest and charges on domestic loans and financing, mainly due to the lower capitalization of interest in works in progress in 1Q18, when compared to the capitalization recorded in 1Q17;

•         Increase of R$ 14.4 million in interest and charges on international loans and financing, mainly due to the appreciation of the US dollar against the real in 1Q18, compared to the devaluation in 1Q17 (0.5% and -2.8% respectively), and higher appreciation of the yen against the real in 1Q18, when compared to the appreciation in 1Q17 (6.3% and 1.9%, respectively); and

•         Decrease of R$ 27.2 million in other financial expenses, largely due to the lower provisioning of interest on lawsuits in 1Q18.

6.2. Monetary and exchange variation, net

R$ million
	1Q18	1Q17	Chg. R$	%
Monetary variation on loans and financing	(19.6)	(21.8)	2.2	(10.1)
Currency exchange variation on loans and financing	(112.0)	89.3	(201.3)	(225.4)
Other monetary variations	(9.7)	(15.5)	5.8	(37.4)
Monetary/exchange rate variation on liabilities	(141.3)	52.0	(193.3)	(371.7)
Monetary/exchange rate variation on assets	14.6	20.7	(6.1)	(29.5)
Monetary/exchange rate variation, net	(126.7)	72.7	(199.4)	(274.3)

The effect on the net monetary/exchange rate variation 1Q18 was R$ 199.4 million higher than in 1Q17, with highlight to the R$ 201.3 million increase in the exchange rate variation on loans and financing, due to the appreciation of the dollar against the real in 1Q18, compared to the devaluation in 1Q17 (0.5% and -2.8%, respectively), and higher appreciation of the yen against the real in 1Q18, when compared to the appreciation registered in 1Q17 (6.3% and 1.9%, respectively).

7. Income tax and Social contribution

The Company recorded a decrease of R$ 53.2 million, due to the lower taxable result presented in 1Q18, mainly resulting from the appreciation of the US dollar against the real, compared to the devaluation in 1Q17 and the higher appreciation of the yen against the real, when compared to the appreciation registered in 1Q17.

8. Indicators

8.1. Operating

Operating indicators *	1Q18	1Q17%
Water connections (1)	8,908	8,703	2.4
Sewage connections (1)	7,345	7,140	2.9
Population directly served - water (2)	24.9	24.8	0.4
Population directly served - sewage (2)	21.6	21.3	1.4
Number of Employees	13,610	14,086	(3.4)
Water volume produced in the quarter (3)	702	700	0.3
IPM - Measured water loss (%)	30.4	31.5	(3.5)
IPDt (liters/connection x day)	298	308	(3.2)

(1) Total connections, active and inactive, in thousand units at the end of the period
(2) In million inhabitants, at the end of the period. Not including wholesale
(3) In millions of cubic meters
(*) Unaudited

8.2. Financial

Economic Variables at the close of the quarter*	1Q18	1Q17
Amplified Consumer Price Index (%)(1)	0.70	0.96
National Consumer Price Index(1)	0.48	0.98
Consumer Price Index (1)	0.04	0.38
Referential Rate (1)	0.0000	0.3525
Interbank Deposit Certificate (%)(2)	6.39	12.13
US DOLAR (R$)(3)	3.3238	3.1684
YEN (R$)(3)	0.03126	0.02844
(1) Year-to-date in %
(2) Last day average
(3) R$/ sell rate previous day price
(*) Unaudited

9. Loans and financing

R$ million
DEBT PROFILE
INSTITUTION	2018	2019	2020	2021	2022	2023	2024 Onwards	Total
Local currency
Caixa Econômica Federal	52,063	71,159	73,743	77,573	81,709	73,856	832,949	1,263,052
Debentures	366,754	1,029,909	579,963	476,635	556,106	359,749	347,850	3,716,966
BNDES	78,478	117,441	99,282	98,833	98,833	93,145	505,791	1,091,803
Leasing	13,013	32,900	34,553	36,350	38,304	41,035	369,999	566,154
Others	1,266	1,373	1,373	1,373	1,373	1,373	2,628	10,759
Interest and other charges	48,227	11,878	-	-	-	-	-	60,105
Total Local Currency	559,801	1,264,660	788,914	690,764	776,325	569,158	2,059,217	6,708,839
Foreign currency
IADB	59,111	118,223	118,223	118,223	118,223	118,224	1,061,600	1,711,827
IBRD	-	10,104	20,208	20,208	20,208	20,209	212,175	303,112
Deutsche Bank 350	249,285	244,432	-	-	-	-	-	493,717
Eurobond	-	-	1,161,066	-	-	-	-	1,161,066
JICA	36,970	122,884	122,884	122,884	122,884	122,884	1,138,558	1,789,948
IDB 1983AB	79,504	58,806	57,632	25,568	25,568	23,750	-	270,828
Interest and other charges	43,139	-	-	-	-	-	-	43,139
Total in foreign currency	468,009	554,449	1,480,013	286,883	286,883	285,067	2,412,333	5,773,637
Total	1,027,810	1,819,109	2,268,927	977,647	1,063,208	854,225	4,471,550	12,482,476

10. Capex

1Q18 investments totaled R$ 689.2 million, including R$ 172.9 million related to the São Lourenço PPP.

11. Conference calls

In English

May 15, 2018 - Tuesday

01:00 pm  US EST / 02:00 pm  (Brasília)

Dial in: + 1 (412) 317-5486

Conference ID: Sabesp

Replay available for 7 days

Dial in: +1 (412) 317-0088

Replay ID: 10116593

Click here for the webcast

In Portuguese

May 15, 2018 - Tuesday

9:30 am  US EST / 10:30 am (Brasília)

Dial in: +55 (11) 2188-0155

Conference ID: Sabesp

Replay available for 7 days

Dial in: +55 (11) 3127-4999

Replay ID: 43846523

Click here for the webcast

For more information, please contact:

Mario Arruda Sampaio

Head of Capital Markets and Investor Relations

Phone.(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Investor Relations Manager

Phone.(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Brazilian Corporate Law	R$ '000
	1Q18	1Q17
Net Operating Income	3,699,668	3,558,825
Operating Costs	(2,139,237)	(2,061,416)
Gross Profit	1,560,431	1,497,409
Operating Expenses
Selling	(224,155)	(238,680)
Administrative revenue (expenses)	(267,980)	(239,134)
Other operating revenue (expenses), net	11,492	10,564
Operating Income Before Shareholdings	1,079,788	1,030,159
Equity Result	2,817	1,870
Earnings Before Financial Results, net	1,082,605	1,032,029
Financial, net	(81,784)	(85,869)
Exchange gain (loss), net	(112,149)	89,667
Earnings before Income Tax and Social Contribution	888,672	1,035,827
Income Tax and Social Contribution
Current	(325,870)	(350,440)
Deferred	17,629	(11,025)
Net Income for the period	580,431	674,362
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	0.85	0.99
Depreciation and Amortization	(327,899)	(331,948)
Adjusted EBITDA	1,399,012	1,353,413
% over net revenue	37.8%	38.0%

Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	03/31/2018	12/31/2017
Current assets
Cash and cash equivalents	2,963,862	2,283,047
Trade receivables	1,762,793	1,672,595
Related parties and transactions	166,053	180,773
Inventories	75,492	85,671
Restricted cash	14,064	18,822
Currrent recoverable taxes	190,516	276,585
Other receivables	167,897	56,592
Total current assets	5,340,677	4,574,085

Noncurrent assets
Trade receivables	217,271	215,910
Related parties and transactions	619,465	634,387
Escrow deposits	147,646	122,686
Water National Agency ANA	71,552	70,487
Other receivables	112,774	113,123

Equity investments	40,404	36,932
Investment properties	57,640	57,652
Intangible assets	33,830,713	33,466,132
Property, plant and equipment	247,472	255,050
Total noncurrent assets	35,344,937	34,972,359

Total assets	40,685,614	39,546,444

LIABILITIES AND EQUITY	03/31/2018	12/31/2017
Current liabilities
Trade payables	310,685	344,947
Borrowings and financing	1,876,775	1,746,755
Accrued payroll and related charges	633,146	588,073
Taxes and contributions	126,977	183,965
Dividends and interest on capital payable	598,612	598,612
Provisions	584,948	607,959
Services payable	515,852	408,275
Public-Private Partnership PPP	76,151	60,007
Program Contract Commitments	138,591	128,802
Other liabilities	106,988	104,485
Total current liabilities	4,968,725	4,771,880

Noncurrent liabilities
Borrowings and financing	10,605,701	10,354,211
Deferred income tax and social contribution	19,125	36,754
Deferred Cofins and Pasep	128,769	130,182
Provisions	449,172	470,245
Pension obligations	2,939,958	2,932,338
Public-Private Partnership PPP	3,155,812	3,011,409
Program Contract Commitments	105,201	110,698
Other liabilities	219,711	215,718
Total noncurrent liabilities	17,623,449	17,261,555

Total liabilities	22,592,174	22,033,435

Equity
Paid-up capital	10,000,000	10,000,000
Profit reserve	8,051,110	8,051,110
Other comprehensive income	(538,101)	(538,101)
Retained earnings	580,431	-
Total equity	18,093,440	17,513,009

Total equity and liabilities	40,685,614	39,546,444

Cash Flow

Brazilian Corporate Law		R$ '000
	Jan-Mar	Jan-Mar
	2018	2017
Cash flow from operating activities
Profit before income tax and social contribution	888,672	1,035,827
Adjustment for:
Depreciation and amortization	327,899	331,948
Residual value of property, plant and equipment and intangible assets written-off	4,282	11,314
Allowance for doubtful accounts	48,631	86,136
Provision and inflation adjustment	36,513	62,657
Interest calculated on loans and financing payable	119,242	90,640
Inflation adjustment and foreign exchange gains (losses) on loans and financing	131,664	(67,648)
Interest and inflation adjustment losses	8,099	2,950
Interest and inflation adjustment gains	(3,929)	(10,569)
Financial charges from customers	(60,324)	(60,716)
Margin on intangible assets arising from concession	(14,551)	(15,699)
Provision for Consent Decree (TAC)	7,387	2,314
Equity result	(2,817)	(1,870)
Provision from São Paulo agreement	-	104,360
Pension obligations	59,948	77,268
Other adjustments	6,303	(12,295)
	1,557,019	1,636,617
Changes in assets
Trade accounts receivable	(77,646)	(49,660)
Accounts receivable from related parties	28,282	16,050
Inventories	10,179	(6,047)
Recoverable taxes	86,069	28,438
Escrow deposits	(21,891)	16,047
Other accounts receivable	(112,021)	(71,154)
Changes in liabilities
Trade payables and contractors	(244,286)	(29,084)
Services payable	107,577	(127,199)
Accrued payroll and related charges	37,686	(5,959)
Taxes and contributions payable	(160,978)	(78,771)
Deferred Cofins/Pasep	(1,413)	(300)
Provisions	(80,597)	(49,923)
Pension obligations	(52,328)	(54,489)
Other liabilities	4,304	24,542

Cash generated from operations	1,079,956	1,249,108

Interest paid	(196,060)	(213,824)
Income tax and contribution paid	(221,880)	(271,672)

Net cash generated from operating activities	662,016	763,612

Cash flows from investing activities
Acquisition of intangibles	(229,976)	(520,886)
Restricted cash	4,758	2,079
Purchases of tangible assets	(2,786)	(10,601)
	(655)	-
Net cash used in investing activities	(228,659)	(529,408)

Cash flow from financing activities
Loans and financing
Proceeds from loans	943,048	275,208
Repayments of loans	(681,698)	(403,698)
Public-Private Partnership PPP	(13,892)	(7,741)
Program Contract Commitments	-	(372)
Net cash generated by (used in) financing activities	247,458	(136,603)

Cash reduce and cash equivalents	680,815	97,601

Represented by:
Cash and cash equivalents at beginning of the year	2,283,047	1,886,221
Cash and cash equivalents at end of the year	2,963,862	1,983,822
Cash reduce and cash equivalents	680,815	97,601

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 11, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.